

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



20170076

DIVISION OF
CORPORATION FINANCE

February 7, 2017

Jane Whitt Sellers
McGuireWoods LLP
jsellers@mcguirewoods.com

Re: PNM Resources, Inc.

Dear Ms. Sellers:

This is in regard to your letter dated February 6, 2017 concerning the shareholder proposal submitted by the Edith P. Homans Family Trust for inclusion in PNMR's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that PNMR therefore withdraws its January 12, 2017 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Edith Parkman Homans
davhom@cybermesa.com

McGuireWoods LLP
Gateway Plaza
800 East Canal Street
Richmond, VA 23219-3916
Phone: 804.775.1000
Fax: 804.775.1061
www.mcguirewoods.com

Jane Whitt Sellers
jsellers@mcguirewoods.com
Direct: 804.775.1054

McGUIREWOODS

February 6, 2017

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: PNM Resources, Inc. – Withdrawal of Shareholder Proposal Submitted by the Edith P. Homans Family Trust

Ladies and Gentlemen:

Reference is hereby made to the no-action request of PNM Resources, Inc., a New Mexico corporation (the "Company"), dated January 12, 2017, regarding the proposal submitted to the Company by the Edith P. Homans Family Trust (the "Proponent") requesting the establishment of more effective board oversight into the Company's policies and programs addressing climate change and report to shareholders on the same (the "Proposal"). In light of the withdrawal of the Proposal by the Proponent, confirmation of which was filed with the Securities and Exchange Commission by the Proponent on February 3, 2017, on behalf of the Company, we hereby withdraw the request for a no-action letter.

Thank you for your attention to this matter.

A copy of this letter is being sent concurrently via email to the Edith P. Homans Family Trust.

If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact me at (804) 775-1054 or atjsellers@mcguirewoods.com or my colleague, Katherine K. DeLuca, at (804) 775-4385 or at kdeluca@mcguirewoods.com.

Sincerely,



Jane Whitt Sellers

Enclosures

cc: Patrick V. Apodaca – Senior Vice President, General Counsel and Secretary
Leonard D. Sanchez – Associate General Counsel
The Edith P. Homans Family Trust

From: Dee Homans & Andrew Davis [mailto:davhom@cybermesa.com]
Sent: Friday, February 03, 2017 12:04 AM
To: jimmie.blotter@pnmresources.com; patrick.apodoca@pnmresources.com; leonard.sanchez@pnmresources.com
Cc: shareholderproposals; jsellers@mcguirewoods.com
Subject: Withdrawal of Shareholder Resolution

Edith Parkman Homans

PO Box 1354

Santa Fe, New Mexico

VIA E-MAIL

PNM RESOURCES, INC. (with copies to the U.S. Securities and Exchange Commision, Division of Corporate Finance and to Jane Whitt Sellers, McGuireWoods LLP):

I am writing to advise you that, after consultation with advisors at Walden Asset Management and at Ceres, I have decided to withdraw for this year my shareholder resolution on board competency with respect to climate change. To avoid the unnecessary burden of another resolution, I would like to offer the possibility of a consultation by phone between myself and the company, with the participation of Ceres and Walden Asset Management, on how PNM Resources might improve the competence of its board with respect to Climate Change. We are also interested in learning the level of attention the board pays to this crucial issue, and discussing how the board reports their actions in this regard to a concerned public. Let me know if you are interested and I will be glad to arrange the call.

Sincerely Yours,

Edith Parkman Homans

505-982-0501

McGuireWoods LLP
Gateway Plaza
800 East Canal Street
Richmond, VA 23219-3916
Phone: 804.775.1000
Fax: 804.775.1061
www.mcguirewoods.com

Jane Whitt Sellers
jsellers@mcguirewoods.com
Direct: 804.775.1054

MCGUIREWOODS

January 12, 2017

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: PNM Resources, Inc. – Exclusion of Shareholder Proposal Submitted by the Edith P. Homans Family Trust Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of our client PNM Resources, Inc., a New Mexico corporation (the "Company"), we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission" or "SEC") advise the Company that it will not recommend any enforcement action to the SEC if the Company omits from its proxy materials to be distributed in connection with its 2017 annual meeting of shareholders (the "Proxy Materials") a proposal (the "Proposal") and supporting statement submitted to the Company on November 22, 2016 by the Edith P. Homans Family Trust (the "Trust" or "Proponent"). References to a "Rule" or to "Rules" in this letter refer to rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the SEC no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and
- concurrently sent a copy of this correspondence to the Trust.

The Company anticipates that its Proxy Materials will be available for mailing on or about April 4, 2017. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.

The Company agrees to forward promptly to the Trust any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to the Company only.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the SEC or Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the SEC or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **Resolved:** To help address the critical social and business impacts of climate change, shareholders request that PNM Resources take the necessary steps to establish more effective board oversight of our company's policies and programs addressing climate change and report to shareholders on steps taken or planned by December 2017.

A copy of the Proposal and supporting statement, as well as the related correspondence regarding the Proponent's share ownership, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

The Company believes that the Proposal may be properly excluded from the Proxy Materials pursuant to Rule 14a-8(i)(10) because the Proposal has been substantially implemented by the Company, which has addressed the subject matter of the Proposal in its existing actions and activities, as reported in its public disclosures.

DISCUSSION

Rule 14a-8(i)(10) – the Proposal may be excluded because the Company has already substantially implemented the proposal.

A. Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The SEC's view of the purpose of this exclusion was stated with respect to the predecessor to Rule 14a-8(i)(10): the rule was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." SEC Release No. 34-12598 (July 7, 1976). To be excluded, the proposal does not need to be implemented in full or exactly as presented by the proponent. Instead, the standard for exclusion is substantial implementation. Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

The Staff has stated that, in determining whether a shareholder proposal has been substantially implemented, it will consider whether a company's particular policies, practices, and procedures "compare favorably with the guidelines of the proposal." *Oshkosh Corp*. (Nov. 4, 2016); *NetApp, Inc.* (June 10, 2015); *JPMorgan Chase & Co*. (Mar. 6, 2015); *Peabody Energy Corp*. (Feb. 25, 2014); *Medtronic, Inc.* (June 13, 2013); see, e.g., *Starbucks Corp.* (Nov. 27, 2012), *Whole Foods Market, Inc.* (Nov. 14, 2012), and *Texaco, Inc.* (Mar. 28, 1991). The Staff has permitted companies to exclude proposals from their proxy materials pursuant to Rule 14a-8(i)(10) where a company satisfied the essential objective of the proposal, even if the company did not take the exact action requested by the proponent or implement the proposal in every detail or if the company exercised discretion in determining how to implement the proposal. See, e.g., *Cisco Systems, Inc*. (Sept. 27, 2016) (allowing exclusion under Rule 14a-8(i)(10) of a proxy access proposal despite its including eligibility criteria distinguishable from those in the company's existing proxy access bylaw); *Walgreen Co.* (Sept. 26, 2013) (allowing exclusion under Rule 14a-8(i)(10) of a proposal requesting an amendment to the company's organizational documents that would eliminate all super-majority vote requirements, where such company eliminated all but one such requirement); *Duke Energy Corp.*

(Feb. 12, 2012) (allowing exclusion under Rule 14a-8(i)(10) of a proposal requesting that the board assess actions the company is taking or could take to build shareholder value and reduce greenhouse gas and other air emissions by providing comprehensive energy efficiency and renewable energy programs to its customers, and issue a report on its plans to achieve these goals); *Exelon Corp*. (Feb. 14, 2010) (allowing exclusion under Rule 14a-8(i)(10) of a proposal that requested a recurring report on different aspects of the company's political contributions when the company had already adopted guidelines for political contributions made with corporate funds, and issued a report on the company's political contributions); and *Johnson & Johnson* (Feb. 19, 2008) (allowing exclusion under Rule 14a-8(i)(10) of a proposal requesting that the company's board of directors amend the bylaws to permit a "reasonable percentage" of shareholders to call a special meeting where the proposal states that it "favors 10%" and the company planned to propose a bylaw amendment requiring at least 25% of shareholders to call a special meeting). See also, e.g., *Hewlett-Packard Co.* (Dec. 11, 2007), *Anheuser-Busch Cos., Inc.* (Jan. 17, 2007) and *Bristol-Myers Squibb Co.* (Mar. 9, 2006). Further, when a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented." See, e.g., *WD-40 Co*. (Sept. 27, 2016); *Oracle Corp*. (Aug. 11, 2016); *Exxon Mobil Corp.* (Mar. 17, 2015); *Deere & Co.* (Nov. 13, 2012); *Exxon Mobil Corp.* (Mar. 23, 2009); *Exxon Mobil Corp.* (Jan. 24, 2001); and *The Gap, Inc.* (Mar. 8, 1996).

B. The Company may exclude the Proposal pursuant to Rule 14a-8(i)(10) because its board of directors currently provides robust oversight of the Company's climate change policies and programs and the Company publicly reports such oversight activities

The Company's board of directors (the "Board") is currently actively engaged in overseeing the Company's plans for addressing the risks, challenges and opportunities relating to climate change, which the Company regularly discloses in publicly available reports on these matters. The Board has access to extensive internal and external expertise regarding climate change challenges and related potential environmental regulation and technological innovation. The Company's commitment to mitigating the effects of climate change, environmental management and reducing greenhouse gas ("GHG") emissions resulting from its operations is evidenced by the Company's established sustainability, renewable energy, energy efficiency, emissions reductions, load management, and distributed generation and Integrated Resource Plan programs.[1] Such Company commitment and efforts are subject to direct and thorough Board oversight, which includes understanding the various challenges and opportunities presented by this commitment and efforts, as well as the impact the accompanying risks may have on the Company's strategy. Accordingly, the Proposal has already been substantially implemented by the Company and may, therefore, be excluded from the Company's Proxy Materials.

For several years the Company's management has identified potential environmental regulation and technological innovation related to climate change as among the most significant strategic risks facing the Company. Consequently, management regularly updates the Board on such risks as well as on the implementation of the Company's environmental policy and management systems, its promotion of energy efficiency, its use of renewable resources, and its practices and procedures to assess the sustainability impacts of operations on the environment. Moreover, as a regulated utility, the Company is subject to extensive and comprehensive regulation under federal laws, and in recent years, such laws and regulations have increasingly focused on issues related to

[1] See information regarding the Company's climate change efforts at https://www.pnm.com/climate-change, http://www.pnmresources.com/about-us/sustainability-portal.aspx and in the Company's Integrated Resource Plan at www.pnm.com/irp.

climate change. Accordingly, in order to facilitate more integrated risk and strategy oversight and planning, the full Board oversees and considers the relevant risks, systems, policies, procedures and other associated issues around climate change and the financial consequences that might result from potential additional federal and/or state regulation of GHG emissions and other climate-change related issues.

The Board also reflects the Company's commitment to select, nominate and elect directors to establish a diverse Board with the skills and experience necessary to manage the Company's affairs and provide effective oversight of Company strategy and all material risks, including those related to climate change. Collectively, the Company's Board members have extensive experience in the electric utility and energy industries, of which knowledge of climate change regulation and technology is an important element. Their backgrounds also provide renewable energy expertise as well as technology and innovation experience, engineering and regulatory experience. Chairman Collawn is not only the incoming board chairperson for Electric Power Research Institute, a non-profit research institute engaged in researching and developing innovative climate change related technology and researching and analyzing climate policy matters for the power industry, but also currently serves as a vice chair for Edison Electric Institute, an association representing all investor-owned electric companies in the U.S. that has been an active participant in the United Nations Framework Convention on Climate Change. In turn, the Board directs management as to the implementation and/or development of such Company efforts with respect to climate change, as well as the Company's responses to regulatory matters. Such Board oversight is regularly documented and publicly disclosed in both the Company's periodic SEC reports[2] as well as other reports on the Company's climate change efforts, which are available on the Company's website at: http://www.pnmresources.com/about-us/sustainability-portal.aspx.

The Staff's recent response to a no-action request from Peabody Energy Corp. (Feb. 25, 2014) that sought to exclude a proposal calling for the company "to be more active in the war on coal being conducted by the Obama Administration" highlights precisely why the Company's existing actions have substantially implemented the Proposal. In *Peabody*, the company provided specific information regarding its activities in seeking to influence coal regulation and legislation, but because the proposal did not indicate what actions were required to satisfy the objectives of the Proposal, the company's existing efforts were deemed to have substantially implemented the proposal. See also *JPMorgan Chase & Co*. (Mar. 6, 2015); *Apple Inc*. (Dec. 11, 2014) and *The Goldman Sachs Group, Inc*. (Feb. 12, 2014) (in each case, allowing the exclusion of a proposal requesting the formation of a committee to assist the company's board in overseeing policies and practice related to a variety of listed public policy issues).

The Company notes that the Proposal asks generally that the Company engage in certain activities, but does not go any further in describing what actions or activities are required for purposes of the Proposal. The supporting statement mentions four considerations including: "[f]ormalize climate change oversight in the structure of the board; [r]ecruit candidates with expertise in climate change onto the board, and include this in qualifications for the board; [p]rovide for informed oversight by the entire board through training and public engagement; [and] [e]valuate and report annually on the role of the board in overseeing climate change related risk and opportunities to PNM

---

[2] See *MD&A – Other Issues Facing the Company – Climate Change Issues* in the Company's most recent Annual Report on Form 10-K filed with the Commission on February 29, 2016, the Company's most recent Form 10-Q for the quarter ended September 30, 2016 filed with the Commission on October 28, 2016 and in the Company's Annual Report on Form 10-K for the fiscal year 2016, expected to be filed on or before March 1, 2017.

Resources." The Company believes that it already substantially addresses these supporting statement considerations because, as described above, (i) the entire Board currently provides (and intends to continue providing) robust oversight of the Company's climate change efforts and associated strategic risks, (ii) the Board includes directors that have knowledge and expertise in the electric utility industry, of which climate change regulation and technology is an important element, and, because such experience is of particular importance to the Company, seeks to recruit members with such backgrounds; (iii) the Board has access to extensive internal and external expertise regarding climate change challenges and related potential environmental regulation and technological innovation, and (iv) the Company currently provides (and intends to continue providing) timely and public relevant disclosures to regulators, customers and investors regarding steps taken or planned to be taken to address climate change and the Board's oversight of such steps, all of which is detailed in several publicly available reports.

With respect to the remaining supporting statement considerations – similar to *Peabody* – the lack of specificity as to how such matters should be implemented gives the Company great discretion to determine what actions would best serve its objectives, and such determination should be given great deference. The Company currently gives careful consideration as to how the Board could best address climate change oversight, and engages the public in climate change related issues, particularly through the Integrated Resource Plan process that involves a series of public meetings.[3] As such, the Company has substantially implemented the Proposal and believes it may exclude the Proposal from its Proxy Materials under Rule 14s-8(i)(10).

While the Company believes it has already met the essential objectives of the Proposal, it should be further noted that the Company need not take the exact action requested by a shareholder in order to be able to exclude a proposal under Rule 14a-8(i)(10); rather, it must substantially implement the shareholder proposal. As the Commission described in an earlier release noting the distinction between the current rule and its predecessor:

> In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) [the predecessor to current Rule 14a-8(i)(10)] only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretive change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretive position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose. Accordingly, the Commission is adopting the proposed interpretive change. Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 34-20091(Aug. 16, 1983).

In essence, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address both the underlying concerns and the essential objective of the proposal. The Board's extensive oversight of climate change issues affecting the Company and the Company's accompanying public disclosures, as detailed herein, clearly address both the underlying concerns and essential objective of the Proposal. Accordingly, the Company may properly exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(10).

[3] Please see https://www.pnm.com/irp.

CONCLUSION

For the reasons stated above, we believe that the Proposal may be properly excluded from the Proxy Materials. If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact me at (804) 775-1054 or atjsellers@mcguirewoods.com or my colleague, Katherine K. DeLuca, at (804) 775-4385 or at kdeluca@mcguirewoods.com.

Sincerely,



Jane Whitt Sellers

Enclosures

cc: Patrick V. Apodaca – Senior Vice President, General Counsel and Secretary
Leonard D. Sanchez – Associate General Counsel
The Edith P. Homans Family Trust

Exhibit A

November 21, 2016

Corporate Secretary
PNM Resources, Inc.,
414 Silver Avenue SW, MS-1245
Albuquerque, NM 87102-3289

Dear Corporate Secretary,

Climate change is undeniable and companies must adopt business practices to mitigate its threats and adapt to its challenges. In this regard I am presenting the enclosed shareholder resolution which requests that PNM Resources establish more effective board oversight of the company's response to climate change and report to the shareholders on its efforts.

The attached proposal is submitted for inclusion in the 2017 proxy statement in accordance with rule 14a-8 of the general Rules and Regulations of the Securities Act of 1934.

The Edith P. Homans Family Trust of which I am the sole trustee (see attached) has been the beneficial and continuous owner of 100 shares of PNM Resources stock which is worth more than $2000 for over a year and will continue to be a holder of the requisite number of shares through the 2017 shareholders meeting. Proof of ownership from US Bank, a DTC participant and the subcustodian of my portfolio manager Walden Asset Management, is forthcoming. As required by SEC rules, either I or my representative will attend the shareholders' meeting to move the resolution.

I may be joined by other co-filers but will act as primary filer and can be contacted as indicated below. I look forward to discussing this issue with you.

Sincerely,



Edith (Dee) P. Homans
P.O. 1354,
Santa Fe, N.M. 87504

davhom@cybermesa.com
505-982-0501

RESOLUTION: BOARD OF DIRECTORS AND CLIMATE CHANGE OVERSIGHT

Whereas: Climate Change is undeniable and companies in all sectors of the economy must adapt their business practices to mitigate the threat it poses to both business and society. Companies must respond rapidly and effectively to the challenges climate change presents and take advantage of the opportunities it offers.

The ratification of the 2015 Paris Agreement suggests that we can expect increasing local, state, national and global regulation directed at lessening the worst impacts of climate change. A prudent, and socially responsible, company must continue to prepare for this possibility.

Corporate boards have a responsibility to oversee sustainability issues like climate change to protect investor interests. And investors are calling for clear and expanded board oversight of corporate responses to climate change. The large institutional investors CalPERS and CalSTRS recently amended their corporate governance principles, calling for climate competence on the boards of their portfolio companies. State Street Global Advisors has also put forth its own guidance on how boards can improve oversight of risks related to climate change.

A number of leading companies have already embraced board oversight of climate change. Ford Motor Company's Board Sustainability and Innovation Committee has explicit responsibilities in the areas of "energy consumption, climate change, greenhouse gas" and other areas such as pollutant emissions. Companies like Apple, Cheniere Energy, ConocoPhillips and others have added experts in climate change to their board of directors.

While PNM Resources has made advances in its sustainability reporting, the Board itself has yet to take a prominent role in planning for climate change, and to report those efforts to investors. Currently there is no member of the board whose special competence is in issues related to climate change.

Resolved: To help address the critical social and business impacts of climate change, shareholders request that PNM Resources take the necessary steps to establish more effective board oversight of our company's policies and programs addressing climate change and report to shareholders on steps taken or planned by December 2017.

Supporting Statement: In determining how best to strengthen board oversight of how PNM Resources responds to the threats posed by climate change, we recommend consideration of the following options.

- Formalize climate change oversight in the structure of the board;
- Recruit candidates with expertise in climate change onto the board, and include this in qualifications for the board;

- Provide for informed oversight by the entire board through training and public engagement;
- Evaluate and report annually on the role of the board in overseeing climate change related risk and opportunities to PNM Resources.

PNM Resources, Inc.
414 Silver Ave., SW
Albuquerque, NM 87102-3289
PNMResources.com


PNM Resources®

November 29, 2016

Sent via Electronic Mail and Overnight Delivery

Edith (Dee) P. Homans
The Edith P. Homans Family Trust
P.O. Box 1354
Santa Fe, New Mexico 87504
davhom@cybermesa.com

Dear Ms. Homans:

On November 23, 2016, PNM Resources, Inc. ("PNMR") received the shareholder proposal (the "Proposal") submitted by you on behalf of the Edith P. Homans Family Trust (the "Trust") for inclusion in the PNMR proxy statement for the 2017 Annual Meeting of Shareholders (the "2017 Annual Meeting"). In accordance with the regulations of the Securities and Exchange Commission (the "SEC"), we are required to notify you if your submission does not comply with the rules and regulations of the SEC promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

We are unable to verify through PNMR's records that the Trust has been a stockholder of PNMR in the amount and for the period of time required by Rule 14a-8(b) under the Exchange Act (Rule 14a-8(b)) and therefore are unable to determine the Trust's eligibility to submit a proposal for consideration at the 2017 Annual Meeting. Accordingly, we request that you provide the written information required by Rule 14a-8(b)(2) establishing the Trust's ownership eligibility. Rule 14a-8(b) states that, in order to be eligible to submit a proposal, the Trust must have continuously held at least $2,000 in market value, or 1%, of PNMR's securities for at least one year preceding and including the date on which you submitted the proposal (November 23, 2016). The Trust must continue to hold the requisite amount of PNMR's securities through the date of the 2017 Annual Meeting.

There are two ways to demonstrate the Trust's ownership eligibility under the SEC rules. You may submit to us either:

- a written statement from the "record" holder of the securities (usually a broker or a bank that is a DTC participant) verifying that, as of the date you submitted the Proposal (November 23, 2016), the Trust has held continuously the requisite number of PNMR's securities for at least one year; or

- a copy of a filed Schedule 13D, Form 3, Form 4, Form 5 or amendments to those documents or updated forms, reflecting the Trust's ownership of shares as of or before the date on which the one-year eligibility period began and a written statement that the Trust continuously held the required number of shares for the one-year period as of the date of the statement.

We understand from your letter dated November 21, 2016 that you intend to provide verification of ownership from U.S. Bank, a DTC participant and sub-custodian for the Trust's portfolio manager, Walden Asset Management. **In accordance with Rule 14a-8(f)(1) under the Exchange Act, we inform you that the Trust's proof of ownership information must be postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter**.

Pursuant to Rule 14a-8(f) under the Exchange Act, PNMR will be entitled to exclude the Proposal from its proxy materials if proof of ownership is not timely received, or if such proof of ownership letter does not provide the proof of ownership information required by Rule 14a-8(b). A copy of Rule 14a-8 under the Exchange Act is attached for your reference.

Sincerely,



Leonard D. Sanchez
Director, Ethics and Governance

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) ***Question 1****:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) ***Question 2****:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) ***Question 3****:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) ***Question 4****:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) ***Question 5****:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) ***Question 6:*** What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) ***Question 7:*** Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) ***Question 8:*** Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) ***Question 9:*** If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) ***Improper under state law***: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of proxy rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal grievance; special interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of power/authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Director elections:*** If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) ***Conflicts with company's proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) ***Substantially implemented:*** If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) ***Specific amount of dividends:*** If the proposal relates to specific amounts of cash or stock dividends.

(j) ***Question 10:*** What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) ***The proposal;***

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) ***Question 11:*** May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) ***Question 12:*** If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) ***Question 13:*** What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]



Institutional Trust and Custody
425 Walnut Street
Cincinnati, OH 45202

usbank.com

Date: November 21, 2016

To Whom It May Concern:

U.S. Bank is the sub-custodian for Boston Trust & Investment Management Company (Boston Trust) who is the custodian for the account of **The Edith P. Homans Family Trust.**

In connection with a shareholder proposal submitted by **The Edith P. Homans Family Trust** on **November 21, 2016** we are writing to confirm that **The Edith P. Homans Family Trust** has had beneficial ownership of a least $2,000 in market value of the voting securities of **PNM Resources Inc. (Cusip#69349H107)** for more than one year.

U.S. Bank serves as the sub-custodian for Boston Trust and Investment Management Company. U.S. Bank is a DTC participant.

Sincerely,

M Wolf

Melissa Wolf
Officer, Client Service Manager
Institutional Trust & Custody